STATEMENT OF INVESTMENTS

General Municipal Money Market Fund

August 31, 2007 (Unaudited)

Short-Term Investments--97.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.6%				
Birmingham Industrial Development Board, SWDR (American Cast Iron Company Project) (LOC; Southtrust Bank)	4.12	9/7/07	3,765,000 a	3,765,000
Fultondale Industrial Development Board, IDR (Melsur Corporation Project) (LOC; Amsouth Bank)	4.10	9/7/07	3,015,000 a	3,015,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	4.04	9/7/07	12,500,000 a,b	12,500,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	4.00	9/7/07	2,455,000 a	2,455,000
Arizona--.8%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	4.01	9/7/07	7,000,000 a	7,000,000
Arkansas--.8%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	4.03	9/7/07	6,675,000 a	6,675,000
California--3.7%				
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.91	9/1/07	12,700,000 a	12,700,000
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	4.07	9/7/07	18,082,434 a,b	18,082,434
Colorado--2.7%				
Colorado Educational and Cultural Facilities Authority, Education Revenue (Vail Mountain School Project) (LOC; Key Bank)	4.07	9/7/07	5,000,000 a	5,000,000
Colorado Educational and Cultural				

Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	4.04	9/7/07	10,000,000 a	10,000,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	4.09	9/7/07	4,500,000 a,b	4,500,000
Telluride, Excise Tax Revenue (Valley Floor Open Space Project) (LOC; Key Bank)	4.01	9/7/07	3,500,000 a	3,500,000

Connecticut--1.2%

New Haven, GO Notes, BAN	4.00	3/26/08	10,000,000	10,012,650

District of Columbia--1.6%

Metropolitan Washington Airports Authority, CP (LOC; Bank of America)	3.75	10/16/07	13,800,000	13,800,000

Florida--5.8%

Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	4.07	9/7/07	1,930,000 a,b	1,930,000
Dade County Industrial Development Authority, IDR (Spectrum Programs, Inc. Project) (LOC; Bank of America)	4.05	9/7/07	435,000 a	435,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	4.11	9/7/07	3,470,000 a	3,470,000
Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg)	3.82	10/11/07	3,000,000	3,000,000
Jacksonville Economic Development Commission, Special Facility Airport Revenue (Holland Sheltair Aviation Group-Fort Lauderdale Project) (LOC; Bank of America)	4.05	9/7/07	1,000,000 a	1,000,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	3.74	10/11/07	20,000,000	20,000,000
Miami-Dade County, Aviation Revenue, CP (Miami International Airport) (LOC: BNP Paribas and Dexia Credit				

Locale)	3.73	10/17/07	4,800,000	4,800,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) (LOC; Bank of America)	4.05	9/7/07	3,200,000 a	3,200,000
Pinellas County Industry Council, Revenue (Chi Chi Rodriguez Youth Foundation Project) (LOC; Bank of America)	4.05	9/7/07	400,000 a	400,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.82	10/11/07	10,000,000	10,000,000

Georgia--5.7%

Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	4.02	9/7/07	5,000,000 a	5,000,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	4.02	9/7/07	2,900,000 a	2,900,000
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	4.12	9/7/07	15,000,000 a,b	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.73	9/7/07	15,420,000	15,420,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	4.09	9/7/07	5,700,000 a,b	5,700,000
Savannah Housing Authority, MFHR (Bradley Pointe Apartments Project) (LOC; Key Bank)	4.03	9/7/07	3,500,000 a	3,500,000

Hawaii--1.9%

Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Company and LOC; Goldman Sachs Group)	4.01	9/7/07	16,000,000 a,b	16,000,000

Illinois--6.6%

BB&T Municipal Trust

(Illinois, GO) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.)	4.01	9/7/07	17,060,000 a,b	17,060,000
Chicago, Collateralized SFMR (LOC; Calyon NA)	3.93	7/1/08	5,000,000	5,000,000
Chicago, Midway Airport Second Lien Revenue (Insured; MBIA and Liquidity Facility; Bank One)	4.01	9/1/07	15,000,000 a	15,000,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	4.02	9/7/07	8,000,000 a	8,000,000
Illinois Development Finance Authority, IDR (Cloverhill Pastry Vend Corporation) (LOC; JPMorgan Chase Bank)	4.17	9/7/07	2,450,000 a	2,450,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	4.04	9/7/07	4,000,000 a	4,000,000
Illinois Educational Facilities Authority, Revenue (Aurora University) (LOC; Fifth Third Bank)	3.97	9/7/07	4,000,000 a	4,000,000

Indiana--.8%

Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	4.08	9/7/07	5,500,000 a	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	815,000 a,b	815,000

Kansas--2.3%

Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	4.05	9/7/07	2,500,000 a	2,500,000
Midwest Tax-Exempt Bond Grantor Trust (LOC; Huntington NB)	4.33	9/7/07	5,975,450 a,b	5,975,450
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	4.06	9/7/07	6,000,000 a	6,000,000
Pittsburg, Temporary Notes	3.80	6/15/08	4,930,000	4,930,685

Kentucky--5.5%

Kenton County Airport Board,

Revenue (Cincinnati/Northern Kentucky International Airport) (Insured; MBIA)	5.63	3/1/08	3,645,000	3,676,486
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	4.15	9/7/07	34,200,000 a	34,200,000
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.99	9/7/07	2,100,000 a	2,100,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services Inc. Project) (LOC; Bank One)	4.01	9/7/07	6,100,000 a	6,100,000

Louisiana--1.7%

Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	4.03	9/7/07	10,480,000 a	10,480,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	4.22	9/7/07	1,500,000 a	1,500,000
Louisiana Public Facilities Authority, Revenue (GCGK Investments LLC Project) (LOC; Amsouth Capital)	3.99	9/7/07	2,400,000 a	2,400,000

Maryland--1.9%

Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.99	9/7/07	9,100,000 a	9,100,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	4.05	9/7/07	3,390,000 a	3,390,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	4.05	9/7/07	3,370,000 a	3,370,000

Massachusetts--.5%

Massachusetts Housing Finance Agency, SFHR Notes	4.00	12/1/07	4,000,000	4,001,413

Michigan--.7%

Kent Hospital Finance Authority,

LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	3.99	9/7/07	4,000,000 a	4,000,000
Michigan Strategic Fund, LOR (D&R Paint Company Project) (LOC; Fifth Third Bank)	4.08	9/7/07	2,165,000 a	2,165,000

Minnesota--1.4%

Minnesota Rural Water Finance Authority, Public Projects Construction Notes	4.75	9/1/07	8,500,000	8,500,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	4.11	9/7/07	2,840,000 a	2,840,000

Missouri--1.8%

Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	4.05	9/7/07	3,385,000 a	3,385,000
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	3.72	9/20/07	11,662,000	11,662,000

Nevada--2.6%

Clark County, IDR (Southwest Gas Corporation Project) (LOC; Bank of America)	4.00	9/7/07	6,000,000 a	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.95	9/7/07	8,095,000 a,b	8,095,000
Truckee Meadows Water Authority, Water Revenue (Insured; MBIA and Liquidity Facility; Citibank NA)	4.03	9/7/07	7,440,000 a,b	7,440,000

New Hampshire--.0%

New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	4.07	9/7/07	365,000 a,b	365,000

New Mexico--.3%

Santa Fe, Gross Receipts Tax (Subordinate Lien)/Wastewater System Revenue (LOC; BNP Paribas)	4.04	9/7/07	2,700,000 a	2,700,000

New York--.2%

TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	1,975,000 a,b	1,975,000

North Carolina--1.0%

North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	4.02	9/7/07	4,965,000 a,b	4,965,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	4.07	9/7/07	3,595,000 a	3,595,000

Ohio--5.5%

Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	4.04	9/7/07	2,000,000 a	2,000,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.95	9/7/07	8,395,000 a	8,395,000
Cuyahoga County, IDR (King Nut Project) (LOC; National City Bank)	4.13	9/7/07	2,920,000 a	2,920,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	4.12	9/7/07	19,820,000 a,b	19,820,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.96	9/7/07	2,040,000 a	2,040,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.99	9/7/07	1,900,000 a	1,900,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.99	9/7/07	500,000 a	500,000

Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	4.22	9/7/07	965,000 a	965,000
Zanesville-Muskingum County Port Authority, EDR, Refunding (Grove City Church of the Nazarene Project) (LOC; National City Bank)	4.08	9/7/07	7,630,000 a	7,630,000

Oklahoma--.5%

Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.70	11/15/07	4,100,000	4,100,000

Oregon--.8%

Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	4.04	9/7/07	6,405,000 a	6,405,000

Pennsylvania--7.4%

Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	4.12	9/7/07	845,000 a	845,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,500,000 a	2,500,000
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	4.02	9/7/07	4,135,000 a	4,135,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.98	9/7/07	25,000,000 a	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	4.00	9/7/07	11,360,000 a	11,360,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.95	9/7/07	4,800,000 a	4,800,000
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.67	9/7/07	13,330,000 a,b	13,330,000

South Carolina--3.5%

Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.07	9/7/07	21,000,000 a,b	21,000,000
South Carolina Jobs-Economic Development Authority, EDR (Orders Realty Company, Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	3,000,000 a	3,000,000
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.95	9/7/07	5,520,000 a,b	5,520,000

South Dakota--2.3%

Puttable Floating Option Tax Exempt Receipts (South Dakota Housing Development Authority, SFMR) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	4.15	9/7/07	8,400,000 a,b	8,400,000
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	7,000,000	7,029,133
South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation)	4.15	9/7/07	3,490,000 a,b	3,490,000

Tennessee--2.1%

Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank)	4.08	9/7/07	10,000,000 a	10,000,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Merrill Lynch Capital Services)	4.12	9/7/07	7,400,000 a,b	7,400,000

Texas--7.3%

Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.80	10/17/07	5,000,000	5,000,000
Houston,				

Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	6,500,000	6,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/15/07	15,000,000	15,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	12/12/07	15,000,000	15,000,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	4.01	9/7/07	4,690,000 [a]	4,690,000
Lubbock Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	4.40	4/19/08	3,940,000	3,950,426
Port of Port Arthur Navigation District, Revenue, CP (BASF AG)	3.82	10/9/07	5,000,000	5,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	4.11	9/7/07	7,000,000 [a,b]	7,000,000

Vermont--.7%

Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.78	10/16/07	6,000,000	6,000,000

Virginia--2.6%

Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	4.12	9/7/07	3,465,000 [a]	3,465,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) (LOC; JPMorgan Chase Bank)	4.05	9/7/07	4,500,000 [a]	4,500,000
Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; Manufacturers and Traders Trust Company)	4.05	9/7/07	13,520,000 [a]	13,520,000

Washington--6.0%

Chelan County Public Utility
District Number 001,
Consolidated Revenue (Merlots
Program) (Insured; MBIA and

Liquidity Facility; Wachovia Bank)	4.07	9/7/07	6,975,000 a,b	6,975,000
Port of Seattle,				
Revenue (Merlots Program)				
(Insured; FGIC and Liquidity				
Facility; Wachovia Bank)	4.07	9/7/07	5,380,000 a,b	5,380,000
Tulalip Tribes of the Tulalip				
Reservation, Revenue,				
Refunding (Capital Projects)				
(LOC; Wells Fargo Bank)	4.02	9/7/07	22,885,000 a	22,885,000
Washington Economic Development				
Finance Authority, SWDR (Cedar				
Grove Composing Project) (LOC;				
Wells Fargo Bank)	4.05	9/7/07	5,105,000 a	5,105,000
Washington Housing Finance				
Commission, MFHR (Cambridge				
Apartments Project) (LOC; U.S.				
Bank NA)	4.01	9/7/07	10,120,000 a	10,120,000
West Virginia--.3%				
Ritchie County,				
IDR (Simonton Building				
Products Inc.) (LOC; PNC Bank)	4.07	9/7/07	2,800,000 a	2,800,000
Wisconsin--1.3%				
Park Falls,				
IDR (Weather Shield Project)				
(LOC; Bank One)	4.01	9/7/07	4,525,000 a	4,525,000
Sun Prairie Area School District,				
BAN	4.25	11/30/07	6,500,000	6,501,473
Wyoming--2.9%				
Campbell County,				
IDR (Two Elk Power Generation				
Station Project) (LOC;				
Citibank NA)	3.80	11/30/07	24,000,000	24,000,000
Total Investments (cost $816,397,150)			**97.3%**	**816,397,150**
Cash and Receivables (Net)			**2.7%**	**22,347,930**
Net Assets			**100.0%**	**838,745,080**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $218,717,884 or 26.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation

ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance